THE STYLE STATION, INC



ANNUAL REPORT

1936 ½ Hillcrest Rd.
Los Angeles, CA 90068
(310) 770-2851
www.thestylestation.com

This Annual Report is dated April 28, 2020.

BUSINESS

Style Station, Inc. (the "Company") was formed on October 20, 2016 in the State of Delaware. The financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America. The Company's headquarters are located in Los Angeles, California.

Style Station is a multi-platform fashion tech company composed of industry experts that give consumers a front row seat to the ultimate hair, beauty, and fashion experience. Style Station provides content creation, editorial direction, and celebrity style services. It also provides beauty and fashion trade secrets and education. The Company also has retail operations and plans live activation events.

Previous Offerings

Between 11/1/2017 and 12/31/2017, we issued convertible notes of the Company in the amount of $10,000 under Regulation Crowdfunding.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATION

Operating Results – 2018 Compared to 2017

The Company was formed October 2016. During 2017, the Company did not generate any revenue as business was primarily focused on online activities. As such, the Company did not have any revenue, cost of goods sold, or gross profit during 2017.

During 2018, the company continued to focus on online activities and business start-up. At the end of 2018, the company, switched business activities to focus on celebrity styling services, live activation events, product review, pop-up's, and design services to increase revenue. As such, the Company did generate gross profit, incurred expenses and net income during 2018.

Gross Profit ending 12/31/18 totaled $19,414 for celebrity styling services compared to a zero gross profit earned in 2017.

Net Income ending 12/31/18 was ($37,866) compared to net income of ($62,054) at 12/31/17.

Operating expenses during 2018 totaled $56,222 of which $18,942 related to general and administrative (office rent, equipment & supplies) expenses, $4,685 related to advertising and marketing expenses, and $2,627 related to research and development expenses. Research and development expenses for primarily due to website design, development and maintenance. Compared to totaled operating expenses in 2017 of $62,054. The variance between 2018 & 2017 was due to a decrease in 2018 of website development, production, wardrobe & legal fees that were higher during the starting phase of the company startup costs.

We expect a gain in the following year due to an increase focus on celebrity styling services, and continue to provide live activation events, product review, pop-up's, and design services to increase our revenue-generating activities.

Liquidity and Capital Resources

The company is currently generating losses, and the continued infusion of new capital is necessary to continue business operations and maintain the viability of the business. Operations-to-date have been funded through advances by the founder.

The Company's founder may also continue to advance funds to the Company as necessary to pay operating costs or meet other liquidity needs.

At December 31, 2018, the Company had cash of $10,522.19 compared to 2017 cash balance of $501.00 at December 31, 2017.

Indebtedness

As described in the Related Party Transactions disclosures, the Company's founder has advanced funds to the Company to pay startup and operating costs. As of December 31, 2017, the related party advance totaled $119,649.50. Subsequent to December 31, 2017, the Company's founder advanced an additional $37,865.97 to the Company. These related party advances are short-term, due on demand, and carry no interest.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Melissa Meister, CEO, Founder

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2018, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned. As of December 31, 2019, Style Station has not received $1,000,000.00 in qualified financing and therefore the notes have not converted into shares.

Convertible notes

Date Committed	Date Disbursed	Investor Name	Investor Email	Investment Total
12/31/2017	2/21/2018	Mohammed Rais	raism@bellsouth.net	$ 250.00
11/1/2017	2/21/2018	Melissa Meister	melissa@thestylestation.com	$ 300.00
12/29/2017	2/21/2018	Melissa Meister	melissa@thestylestation.com	$ 500.00
11/1/2017	2/21/2018	Sarah Kershner	sarah@matchlessit.com	$ 250.00
11/18/2017	2/21/2018	Elizabeth Turney	support@makeyourmeds.com	$ 500.00
11/3/2017	2/21/2018	Sierra Heppler	sierraheppler@gmail.com	$ 250.00
12/29/2017	2/21/2018	Sierra Heppler	sierraheppler@gmail.com	$ 750.00
11/6/2017	2/21/2018	Wayne Bennett	wdb@wbennettlaw.com	$ 250.00
11/6/2017	2/21/2018	Audra Hornig	audra.hornig@gmail.com	$ 250.00
11/11/2017	2/21/2018	Nathan Taylor	taylorpsinate@sbcglobal.net	$ 250.00
11/12/2017	2/21/2018	Eric Swogger	emswogger@gmail.com	$ 500.00
11/26/2017	2/21/2018	Chaundra Hoover	chaundrah@gmail.com	$ 2,500.00
12/10/2017	2/21/2018	Reimy salomon Caraballo	reicaraballo@hotmail.com	$ 500.00
12/10/2017	2/21/2018	David Huettl	huettld@gmail.com	$ 2,000.00
12/30/2017	2/21/2018	Sarah Kershner	sarah@irishbeautyus.com	$ 2,200.00
			Totals	$ 11,250.00

RELATED PARTY TRANSACTIONS

The Company's founder has advanced funds to the Company to pay startup and operating costs. As of December 31, 2017, the related party advance totaled $119,649.50. Subsequent to December 31, 2017, the Company's founder advanced an additional $37,865.97 to the Company. These related party advances are short-term, due on demand, and carry no interest.

OUR SECURITIES

Our authorized capital stock consists of 10,000,000 shares of common stock, par value $0.0001 per share. As of December 31, 2018, 8,000,000 shares of common stock of the Company are outstanding (the "Common Stock"). The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws. The Company's Common Stock is entitled to one vote per share on all matters for which stockholders of the Company are entitled to vote under the Company's by-laws, including for the Board of Directors at the Company's annual meeting. The Company has not issued any additional capital stock as of the date hereof.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 31, 2018.

THE STYLE STATION, INC

By

Name   Melissa Meister

Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

The Style Station Inc.
Profit & Loss 2018
(Unaudited)

GROSS PROFIT	$	19,414.00
Operating Expenses		
Advertising		
Marketing	$	2,512.47
Website / Computer Services	$	2,173.06
Total Advertising Expenses	$	4,685.53
Office Related		
Office Rent	$	10,800.00
Office Expenses	$	3,177.42
Office Equipment	$	2,679.38
Repairs	$	237.16
Shipping	$	511.08
Total Office Related Expenses	$	17,405.04
Utilities		
Phone	$	2,616.00
Insurance	$	1,560.00
Internet	$	656.76
Total Utilities	$	4,832.76
Professional Fees		
Legal/Biz Fees/Consulting	$	787.04
Membership Dues	$	1,400.00
Delaware Service Fees	$	150.00
Tax Prep	$	375.00
Accounting	$	600.00
Total Professional Fees	$	3,312.04
Other Business expenses		
Wardrobe	$	2,976.09
Supplies/ Kit	$	1,536.99
Production Costs	$	2,311.58
Research	$	2,627.14
Client Entertainment	$	587.04
Travel	$	2,189.94
Car	$	5,040.00
Gas	$	2,000.00
Gifts	$	1,015.00
Transportation	$	1,179.00
Travel Transportation	$	1,853.58
Food	$	1,229.49
Travel Food	$	988.00
Total Other Business Expenses	$	25,533.85
Donations	$	452.50
Total Operating Expenses	$	56,221.72
NET OPERATING INCOME		($36,807.72)
Other Expenses		
Business Taxes	$	1,058.25
NET INCOME		($37,865.97)

Cash Basis

Balance Sheet

(Unaudited)

The Style Station

As of December 31, 2018

Assets

Current Assets	
Cash and Cash Equivalents	
Cash - First Republic Bank	10,522.19
Total Cash and Cash Equivalents	**10,522.19**
Total Current Assets	**10,522.19**
Fixed Assets	
Computer Equipment	2,531.91
Less Accumulated Depreciation on Computer Equipment	**(1,687.94)**
Total Fixed Assets	**843.97**
Total Assets	11,366.16

Liabilities and Equity

Liabilities	
Current Liabilities	
Credit Card - American Express	5,177.29
Total Current Liabilities	**5,177.29**
Long Term Liabilities	
Due to Related Party-Founder start up costs	144,000.44
Total Long Term Liabilities	**144,000.44**
Total Liabilities	149,177.73
Equity	
Common Stock (8,000,000 issued @ .0001 per share)	800.00
Opening Balance Equity	(100,745.60)
Current Year Earnings	(37,865.97)
Owners Draw	0.00
Retained Earnings	0.00
Total Equity	**(137,811.57)**
Total Liabilities and Equity	11,366.16

Cash Basis

2017 Income Statement (Unaudited)

The Style Station

For the year ended
December 31, 2017

Account	2017
Gross Profit	**0.00**

Operating Expenses

Advertising	329.71
Bank Service Charges	177.00
Consulting & Accounting	793.00
Contractors	7,855.00
Depreciation	843.96
Entertainment	447.03
General Expenses	6,604.70
Insurance	41.41
Interest Expense	452.62
Legal Expenses	130.00
Marketing	25,854.29
Meals	858.89
Office Expenses	2,665.01
Postage & Delivery	491.42
Printing & Stationery	6.00
Research & Development	1,684.07
Studio Expenses	400.00
Supplies	187.40
Travel	3,894.66
Website Design & Maintenance	8,337.45
Total Operating Expenses	**62,053.62**

Operating Income	**(62,053.62)**

Net Income	**(62,053.62)**

Cash Basis

2017 Balance Sheet
(UnAudited)
The Style Station

As of December 31, 2017

Account	Dec 31, 2017
Assets	
Current Assets	
Cash and Cash Equivalents	
Cash - First Republic Bank	501.00
Total Cash and Cash Equivalents	**501.00**
Total Current Assets	**501.00**
Fixed Assets	
Computer Equipment	2,531.91
Less Accumulated Depreciation on Computer Equipment	(1,054.95)
Total Fixed Assets	**1,476.96**
Total Assets	**1,977.96**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accrued interest	452.62
Credit Card - American Express	1,848.52
Due to Related Party-Melissa Meister	57,465.94
Total Current Liabilities	**59,767.08**
Long Term Liabilities	
Convertible Debt	20,000.00
Total Long Term Liabilities	**20,000.00**
Total Liabilities	**79,767.08**
Equity	
Common Stock	800.00
Current Year Earnings	(62,053.62)
Owners Draw	(107.00)
Retained Earnings	(16,428.50)
Total Equity	**(77,789.12)**
Total Liabilities and Equity	**1,977.96**

CERTIFICATION

I, __Melissa Meister_____, Principal Executive Officer of The Style Station, Inc., hereby certify that the financial statements of The Style Station, Inc. included in this Report are true and complete in all material respects.

_____
Principal Executive Officer